[CENTRAL VIRGINIA BANKSHARES, INC. LETTERHEAD]

December 11, 2008

Mr. Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Central Virginia Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 26, 2008
File No. 0-24002

Dear Mr. Dundas:

Central Virginia Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated December 3, 2008 containing comments on the Company’s above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 26, 2008. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Preliminary Proxy Statement on Schedule 14A

1.	We refer you to the section titled “Terms of the Capital Purchase Program” on page 4. Supplementally please advise us how you arrived at the $3.175 million and $11.385 figure.

The statement that the minimum investment by the Treasury would be approximately $3.175 was a typographical error in the Proxy Statement. The relevant portion of the “Terms of the Capital Purchase Program” section will be revised to read: “In our case, this would permit us to apply for an investment by the Treasury between approximately $3.795 million and $11.385 million. If the shareholders approve the proposal to amend and restate the Articles of Incorporation and we choose and are permitted to participate in the Program, we would issue between 3,795 and 11,385 shares of Senior Preferred to the Treasury, with the terms summarized below.”

2.	Under “Executive Compensation,” on page 5, disclose whether or not the compensation plans will have to be modified.

We will revise the “Executive Compensation” discussion under the “Terms of the Capital Purchase Program” section of the Proxy Statement to disclose the following: “We have performed a preliminary review of our compensatory plans and contracts and do not believe that any material modifications or amendments will need to be made to comply with the applicable limits on executive compensation.”

3.

Under “Warrants,” on page 5, disclose the company’s common stock market price as of a recent date or the average over a recent period. Using that price, disclose the number of warrants that would be issued under the minimum and maximum and disclose as a percentage of outstanding shares those numbers represent.

Under “Dilution” on page six of the Proxy Statement, we currently disclose the company’s average price of our common stock over the twenty trading days prior to November 28, 2008. Using that price, we disclose the number of warrants that would be issued under the maximum investment by the Treasury and the percentage of outstanding shares that number represents. We will revise the “Dilution” discussion to read as follows: “If we participate in the Program and sell between $3.795 million and $11.385 million of Senior Preferred to the Treasury, then the total warrants issued would be convertible into 87,847 to 263,542 shares of our Common Stock, respectively, based on the average market price of our Common Stock of $6.48 for the 20 trading days prior to December 4, 2008. This amount would represent approximately 3.3% to 9.2% of our issued and outstanding shares of Common Stock, assuming all of the warrants are exercised.”

4.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

•	how the application of the proceeds of the transaction may potentially effect your net interest margin;
•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis supporting your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Pursuant to the telephone conversation between you and our counsel on December 8, 2008, we will add the sections entitled “Pro Forma Financial Information,” “Incorporation of Financial Statements” and “Relationship with Independent Registered Public Accountants” enclosed in Appendix A to this letter.

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As requested, Central Virginia Bankshares, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 403-2002.

Thank you for your assistance in this matter.

Yours truly,

/s/ Charles F. Catlett, III

Charles F. Catlett, III

Senior Vice President & Chief Financial Officer

APPENDIX A

Pro Forma Financial Information

The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008 show the effects of a minimum of $3.795 million and a maximum of $11.385 million of Senior Preferred issued to the Treasury pursuant to the Program. The pro forma financial data below may change materially under either the “Minimum” or “Maximum” scenario based on the actual proceeds received under the Program, the timing and utilization of the proceeds as well as certain other factors including any subsequent changes in our common stock price and the discount rate used to determine the fair value of the preferred stock. Accordingly, we can provide no assurance that the “Minimum” or “Maximum” pro forma scenarios included in the following unaudited pro forma financial data will ever be achieved. We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposals to amend our Articles of Incorporation.

		Pro-Forma (3)
	Historical	September 30, 2008
	September 30, 2008	Minimum	Maximum
ASSETS
Total cash and cash equivalents	$ 6,762,519	$ 6,762,519	$ 6,762,519
Total Investment Securities (5)	139,774,039	140,719,039	142,619,039
Assets held for sale	3,086,359	3,086,359	3,086,359
Loans, net	293,211,592	293,211,592	293,211,592
Total Other Assets	37,960,362	37,960,362	37,960,362
Total assets	$ 480,794,871	$ 481,739,871	$ 483,639,871

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Total Deposits	$ 349,340,190	$ 349,340,190	$ 349,340,190
Total Borrowed Funds (5)	115,403,128	112,553,128	106,863,128
Total other liabilities	3,295,951	3,295,951	3,295,951
Total Liabilities	468,039,269	465,189,269	459,499,269

STOCKHOLDERS' EQUITY
Preferred Stock (1)	0	3,795,000	11,385,000
Common stock	3,234,885	3,234,885	3,234,885
Warrants (2)	0	137,316	411,947
Discount on Preferred Stock (4)	0	(137,316)	(411,947)
Surplus	16,840,400	16,840,400	16,840,400
Retained earnings	5,188,209	5,188,209	5,188,209
Accumulated other comprehensive income	(12,507,892)	(12,507,892)	(12,507,892)
Shareholders' Equity	12,755,602	16,550,602	24,140,602

Total Liabilities and Stockholders' Equity	$ 480,794,871	$ 481,739,871	$ 483,639,871

(1) The pro forma financial information reflects the issuance of a minimum of $3,795,000 and a maximum of $11,385,000 of Central Virginia Bankshares, Inc. Senior Preferred Stock.

(2) The pro forma financial information reflects the issuance of Warrents in the minimum amount of 78,409 and a maximum amount of 235,227 for conversion into Central Virginia Bankshares, Inc. common stock.

(3) The Balance Sheet data reflects the effect of the proceeds of Preferred Stock Issuance as of the Balance Sheet date.

(4) The discount is determined based on the value allocated to the warrants upon issuance. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined utilizing a Black-Scholes model which includes assumptions regarding the Central Virginia Bankshares, Inc. common stock price and its volatility, dividend yield, and assumptions regarding the risk free interest rate. The fair value of the preferred stock is determined based on assumptions regarding the discount or market rate on the preferred stock, for which 12% was used.

(5) Pro forma assumes that 75% of the estimated minimum Preferred stock obtained through the Capital Purchase Program is utilized to reduce short term borrowings, while the remaining 25% is invested in short term U.S Government Agency securities pending loan funding. Reallocation and/or redeployment of the funds is anticipated; however, the timing of such is uncertain.

		Pro-Forma (1)
	Historical	September 30, 2008
	September 30, 2008	Minimum	Maximum

Total Interest Income (2)	$ 22,677,159	$ 22,694,878	$ 22,730,503
Total Interest Expense (2)	11,604,194	11,561,500	11,476,113
Net Interest Income	11,072,965	11,133,378	11,254,390
Provision for Loan Losses	880,000	880,000	880,000
Net interest income after provision for loan losses	10,192,965	10,253,378	10,374,390
Total Non-Interest Income	2,685,271	2,685,271	2,685,271
Total Non-Interest Expense	27,688,508	27,688,508	27,688,508
Income before income taxes	(14,810,272)	(14,749,860)	(14,628,847)
Income taxes (3)	278,487	299,027	340,172
Net Income (Loss)	$ (15,088,759)	$ (15,048,887)	$ (14,969,019)
Effective Dividend on Preferred Stock (4)		160,538	481,763
Net Income (Loss) Available for Common Shareholders	(15,088,759)	(15,209,424)	(15,450,781)

Earnings (Loss) per share of common stock - Basic:	(5.86)	(5.90)	(6.00)

Earnings (Loss) per share of common stock - Diluted: (5)	(5.86)	(5.90)	(6.00)

Weighted average basic shares	2,576,578	2,576,578	2,576,578
Weighted average shares assuming dilution (5)	2,576,578	2,576,578	2,576,578

(1) The Income Statement data reflects the effect of the proceeds of Preferred Stock Issuance as of the beginning of the period.

(2) Pro forma assumes that 75% of the estimated minimum Preferred stock obtained through the Capital Purchase Program is utilized to reduce short term borrowings which carry an average interest rate of 1.5%, while the remaining 25% is invested in short term U.S Government Agency securities yielding approximately 2.5% pending loan funding. Reallocation and/or redeployment of the funds is anticipated; however, the timing of such is uncertain.

(3) Incremental Income or Expense Tax Impact is calculated at 34%.

(4) Consists of the stated dividend of 5% on the preferred stock redemption value of $1,000 per share plus the accretion of any discount on the preferred stock. The discount is determined based on the value allocated to the warrants upon issuance. The discount is accreted back to book value based on a constant effective yield method, over a five year period which is the expected life of the preferred stock upon issuance. The accretion is estimated based on a number of assumptions which are subject to change, such as the discount rate upon issuance of the preferred stock, and the underlying value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined utilizing a Black-Scholes model which includes assumptions regarding the Central Virginia Bankshares, Inc. common stock price and its volatility, dividend yield, and assumptions regarding the risk free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount or market rate on the preferred stock, for which 12% was used. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(5) All warrants and options outstanding were anti-dilutive due to the net loss for the period ended September 30, 2008.

		Pro-Forma (1)
	Historical	December 31, 2007
	December 31, 2007	Minimum	Maximum

Total Interest Income (2)	$ 30,613,371	$ 30,636,996	$ 30,684,496
Total Interest Expense (2)	15,802,037	15,745,112	15,631,262
Net Interest Income	14,811,334	14,891,884	15,053,234
Provision for Loan Losses	180,000	180,000	180,000
Net interest income after provision for loan losses	14,631,334	14,711,884	14,873,234
Total Non-Interest Income	3,542,054	3,542,054	3,542,054
Total Non-Interest Expense	13,138,359	13,138,359	13,138,359
Income before income taxes	5,035,029	5,115,579	5,276,929
Income taxes (3)	1,046,318	1,073,705	1,128,564
Net Income	$ 3,988,711	$ 4,041,874	$ 4,148,365
Effective Dividend on Preferred Stock (4)		214,050	642,350
Net Income Available for Common Shareholders	3,988,711	3,827,824	3,506,015

Earnings per share of common stock - Basic:	1.56	1.50	1.37

Earnings per share of common stock - Diluted:	1.54	1.45	1.26

Weighted average basic shares (5)	2,553,760	2,553,760	2,553,760
Weighted average shares assuming dilution (5)	2,583,652	2,646,492	2,772,170

(1) The Income Statement data reflects the effect of the proceeds of Preferred Stock Issuance as of the beginning of the period.

(2) Pro forma assumes that 75% of the estimated minimum Preferred stock obtained through the Capital Purchase Program is utilized to reduce short term borrowings which carry an average interest rate of 1.5%, while the remaining 25% is invested in short term U.S Government Agency securities yielding approximately 2.5% pending loan funding. Reallocation and/or redeployment of the funds is anticipated; however, the timing of such is uncertain.

(3) Incremental Income or Expense Tax Impact is calculated at 34% .

(4) Consists of the stated dividend of 5% on the preferred stock redemption value of $1,000 per share plus the accretion of any discount on the preferred stock. The discount is determined based on the value allocated to the warrants upon issuance. The discount is accreted back to book value based on a constant effective yield method, over a five year period which is the expected life of the preferred stock upon issuance. The accretion is estimated based on a number of assumptions which are subject to change, such as the discount rate upon issuance of the preferred stock, and the underlying value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair valuye of the warrants is determined utilizing a Black-Scholes model which includes assumptions regarding the Central Virginia Bankshares, Inc. common stock price and its volatility, dividend yield, and assumptions regarding the risk free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount or market rate on the preferred stock, for which 12% was used. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(5) The weighted average basic and fully diluted shares have been adjusted to give effect to the 5% stock dividend paid in June 2008 in order to maintain comparability with the 2008 pro forma financial data. The treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

		Pro-Forma
	Historical	September 30, 2008
	September 30, 2008	Minimum (1)	Maximum (2)
Balance Sheet
Total Assets (3)	$ 480,794,871	$ 481,739,871	$ 483,639,871
Total Liabilities (3)	468,039,269	465,189,269	459,499,269
Total Shareholders Equity	12,755,602	16,550,602	24,140,602

Capital Ratios
Total Risk Based Capital to risk weighted assets ratio	9.6%	10.6%	12.6%
Tier 1 capital ratio	8.7%	9.7%	11.7%
Leverage ratio	6.6%	7.3%	8.9%
Equity to assets ratio	2.7%	3.4%	5.0%

(1) Pro forma impact of the proceeds of the minimum preferred stock issuance to the U. S. Treasury $3,795,000.
(2) Pro forma impact of the proceeds of the maximum preferred stock issuance to the U. S. Treasury $11,385,000.

(3) Pro forma assumes that 75% of the estimated minimum Preferred stock obtained through the Capital Purchase Program is utilized to reduce short term borrowings which carry an average interest rate of 1.5%, while the remaining 25% is invested in short term U.S Government Agency securities yielding approximately 2.5% pending loan funding. Reallocation and/or redeployment of the funds is anticipated; however, the timing of such is uncertain.

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INCORPORATION OF FINANCIAL STATEMENTS

The following financial statements and other portions of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 31, 2008 and amended on April 2, 2008 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the SEC on November 14, 2008 and amended on December 1, 2008 (the “Form 10-Q”) are incorporated by reference herein:

•	financial statements and supplementary financial information of the Company appearing in Part II, Item 8 to the Form 10-K and in Part I, Item 1 of the Form 10-Q;
•	management’s discussion and analysis of financial condition and results of operations appearing in Part II, Item 7 of the Form 10-K and in Part I, Item 2 of the Form 10-Q;
•	quantitative and qualitative disclosures about market risk appearing in Part II, Item 7A of the Form 10-K and in Part I, Item 3 of the Form 10-Q; and
•	changes and disagreements with accountants on accounting and financial disclosure appearing in Part II, Item 9 of the Form 10-K.

See “Where You Can Find More Information” on how to request copies of these documents.

All documents filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this proxy statement and prior to the date of the meeting are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC AUDITORS

Selection of our independent registered public accounting firm is made by our Audit Committee. Yount, Hyde & Barbour, P.C. served as the independent registered public accounting firm for the fiscal years ended December 31, 2007 and ending December 31, 2008.

Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Special Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.